UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2026 (Report No. 2)

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) consists of PolyPid Ltd.’s (the “Company”): (i) Interim Condensed Consolidated Financial Statements as of June 30, 2026, which is attached hereto as Exhibit 99.1; and (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2026, which is attached hereto as Exhibit 99.2.

The contents of this Form 6-K are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658, File No. 333-281863, File No. 333-284376 and File No. 333-289034)  and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703, File No. 333-280662, File No. 333-289570 and File No. 333-298261) filed  with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	PolyPid Ltd.’s Interim Condensed Financial Statements as of June 30, 2026.
99.2	PolyPid Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Six Months Ended June 30, 2026.
101	The following financial information from the Registrant’s Interim Condensed Financial Statements as of June 30, 2026, formatted in XBRL (eXtensible Business Reporting Language): (i) Interim Condensed Consolidated Balance Sheets, (ii) Interim Condensed Consolidated Statements of Operations, (iii) Interim Condensed Consolidated Statements of Shareholders’ Equity; (iv) Interim Condensed Consolidated Statements of Cash Flows, and (v) Notes to Interim Condensed Consolidated Financial Statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: August 12, 2026	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

3